

Mail Stop 4631

August 4, 2009

By U.S. Mail

InterAmerican Acquisition Group Inc.
Attention: William C. Morro, Chief Executive Officer
2918 Fifth Avenue South, Suite 209
San Diego, California 92103

Re: InterAmerican Acquisition Group Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed July 27, 2009
File No. 333-152977

Dear Mr. Morro:

We have reviewed your filing and have the following comments.

General

1.   Please revise the prospectus to include a subsection that is dedicated to and explains the closing dividend referred to on page 49 and throughout the "Considerations of the Stock Purchase Transactions" section beginning on page 70.

Proxy Statement Cover Page, page 6

2.   In the second full paragraph following the bullet points, please change the references to "IAG warrants" in the eight and eleventh sentences to "CNC warrants."

Questions and Answers About The Meeting, page 9

3.   Please add a new "Question and Answer" addressing the question of what legal rights holders of IAG common stock who acquired their securities in IAG's initial public offering might have in view of the lack of disclosure in IAG's initial public offering prospectus about the use of funds in the trust account to purchase shares that would be voted against the stock purchase.

Q. What happens to the funds deposited in the trust account after consummation of the stock purchase?, page 15

4.   Please add a brief discussion of the closing dividend referred to on page 49 and throughout the "Considerations of the Stock Purchase Transactions" section beginning on page 70.

Risk Factors, page 50

If any funds held in IAG's trust account are used to purchase units, shares of common stock or warrants of IAG from holders who would have otherwise voted against the transaction, IAG's stockholders who purchased shares in IAG's initial public offering may be entitled to rescission rights, page 60

5.   Please revise this risk factor to address whether a successful plaintiff might also be able to recover punitive damages. In addition, please add a cross-reference to your risk factor disclosure on page 50 concerning the difficulties associated with bringing actions and enforcing awards against persons located outside the United States.

There is a risk that CNC could be treated as a United States domestic corporation for United States federal income tax purposes after the redomestication merger and the stock purchase, page 56

6.   We note your risk factor disclosure that CNC could be treated as a United States domestic corporation. Please add an additional risk factor that addresses the risks that (1) stockholders who are United States persons might recognize gain upon their receipt of CNC common stock and class A preferred stock in exchange for IAG common stock in the redomestication merger and (2) a United States person who exchanges Sing Kung common stock or Sing Kung preferred stock for CNC common stock or class A preferred stock pursuant to the exchange offer might recognize gain or loss.

The Stock Purchase Agreement, page 95

Compliance of terms of IPO Prospectus, page 105

7.   In view of the statements elsewhere in the prospectus that IAG's initial public offering prospectus did not disclose that funds in the trust account might be used to purchase shares of common stock from stockholders who have indicated their intention to vote against the acquisition and convert their shares into cash (see, e.g., the risk factor disclosure on page 60), please tell us why you believe that the stock purchase agreement and particularly its related agreements comply with the terms disclosed in IAG's registration statement for its initial public offering.

<u>Exhibit 8.1 – Form of Tax Opinion of Kramer Levin Naftalis & Frankel LLP</u>

8.   Please have counsel revise its opinion to include its consent to the discussions in the prospectus set forth under the headings "Consideration of the Stock Purchase Transaction—Certain Material United States Federal Income Tax Consequences of the Stock Purchase," "IAG Redomestication Merger—Material United States Federal Income Tax Consequences of the Redomestication Merger," and "The Exchange Offer—Material United States Federal Income Tax Consequences of the Exchange Offer."

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Al Pavot, staff accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pam Long
Assistant Director

Cc: Christopher S. Auguste, Esq. (Via Facsimile 212-715-8277)